CALIFORNIA FIRST LEASING CORPORATION

a California Corporation

5000 Birch Street, Suite 500
Newport Beach, CA 92660

_____

Telephone: 949-255-0500
Website: www.CalFirstLease.com
_____

SIC Code: 7359

Quarterly Report
For the period ending December 31, 2021
(the "Reporting Period")

The number of shares outstanding of our Common Stock is 10,284,139 as of December 31, 2021

The number of shares outstanding of our Common Stock was 10,284,139 as of June 30, 2021

Indicate by check mark whether the company is a shell company (as defined in Rule 405 of the Securities Act of 1933 and Rule 12b-2 of the Exchange Act of 1934):

Yes: ☐   No: ■

Indicate by check mark whether the company's shell status has changed since the previous reporting period:

Yes: ☐   No: ■

Indicate by check mark whether a Change in Control[4] of the company has occurred over this reporting period:

Yes: ☐   No: ■

ITEM 1: EXACT NAME OF ISSUER AND ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICES

Name of Issuer	California First Leasing Corporation
Principal Executive Offices	5000 Birch Street, Suite 500 Newport Beach, CA 92660 Telephone: 949-255-0500 Website: www.calfirstlease.com
Investor Relations	S. Leslie Jewett, CFO ljewett@calfirstlease.com Telephone: 949-255-0500

ITEM 2: SECURITIES AUTHORIZED AND OUTSTANDING
The following table sets forth information concerning each authorized class of equity securities of California First Leasing as of January 21, 2022:

Class	As Of	Shares Authorized	Shares Outstanding	Freely Tradable Shares (public float)	Number of Beneficial Shareholders *	Shareholders of Record
Common	1/21/2022	20,000,000	10,284,139	2,286,275	254	12
Preferred	1/21/2022	2,500,000	-	-	-	-

∗   Estimate of number of beneficial shareholders is drawn from available reports. Based on such reports, more than 100 beneficial shareholders each own at least 100 shares of common stock.

This Quarterly Report provides an update to the Annual Report for the fiscal year ended June 30, 2021. Accordingly, it does not contain all the information required to meet the annual disclosure obligations and should be reviewed in conjunction with the Annual Report. This report has been compiled to fulfill the disclosure requirements of the OTC Market Group, Inc. ("OTC") and the sequential Items contained herein correspond to the sequential format of the OTC disclosure guidelines.

On February 26, 2021, California First National Bancorp completed the sale of California First National Bank ("Bank"), merged its California First Leasing subsidiary into itself and changed its name to "California First Leasing Corporation" (the "Company" or "CalFirstLease").

Statements made in this report that are not strictly historical in nature constitute "forward-looking statements." Forward-looking statements involve management assumptions, risks and uncertainties. Such statements include, but are not limited to, beliefs regarding projected changes in lease originations and in the lease and loan portfolio, the credit quality of the lease and loan portfolio, the adequacy of reserves for credit losses, investments in equity securities, swings in stock prices and the potential for this to cause significant volatility in reported net earnings, the impact of external events on business activities and opportunities, estimates of expected tax rates applicable to future periods, impact of changes in interest rates and equity and fixed income markets. Such forward-looking statements involve known and unknown risks and uncertainties and factors that could cause actual results to differ materially include political, economic, business, competitive, market, regulatory and other risks, including the future impact of the novel coronavirus disease ("COVID-19") outbreak and measures taken in response to it for which future developments are highly uncertain and difficult to predict. Consequently, if management assumptions prove to be incorrect or such risks or uncertainties materialize, the Company's actual results could differ materially from the results forecast in the forward-looking statements. All forward-looking statements are qualified in their entirety by this cautionary statement, and the Company undertakes no obligation to revise or update this information to reflect events or circumstances arising after the date hereof (January 27, 2022).


ITEM 3: INTERIM FINANCIAL STATEMENTS

BALANCE SHEETS
(in thousands, except for share amounts)

	December 31, 2021	June 30, 2021	Percent Change
	(Unaudited)		
ASSETS			
Cash and due from banks	$ 12,600	$ 37,045	(66.0) %
Equity investments	201,307	160,125	25.7 %
Property acquired for transactions in process	1,888	1,751	7.8 %
Leases and loans:			
Net investment in leases	29,198	36,037	(19.0) %
Commercial loans	3,388	3,613	(6.2) %
Allowance for credit losses	(476)	(620)	(23.2) %
Net investment in leases and loans	32,110	39,030	(17.7) %
Net property on operating leases	48	28	71.4 %
Income taxes receivable	2,502	2,857	(12.4) %
Other assets	943	853	10.6 %
Discounted lease rentals assigned to lenders	871	1,228	(29.1) %
Total Assets	$ 252,269	$ 242,917	3.8 %
LIABILITIES AND STOCKHOLDERS' EQUITY			
Liabilities:			
Accounts payable	$ 2,588	$ 628	312.1 %
Accrued liabilities	1,044	1,264	(17.4) %
Lease deposits	143	188	(23.9) %
Non-recourse debt	871	1,228	(29.1) %
Deferred income taxes, net	12,560	9,309	34.9 %
Total Liabilities	17,206	12,617	36.4 %
Commitments and contingencies	-	-	n/a
Stockholders' equity:			
Preferred stock; 2,500,000 shares authorized; none issued	-	-	n/a
Common stock; $.01 par value; 20,000,000 shares authorized; 10,284,139 issued and outstanding both periods	103	103	0.0 %
Additional paid in capital	2,314	2,314	0.0 %
Retained earnings	232,646	227,883	2.1 %
Accumulated other comprehensive income, net of tax	-	-	0.0 %
Total Stockholders' Equity	235,063	230,300	2.1 %
Total Liabilities and Stockholders' Equity	$ 252,269	$ 242,917	3.8 %

California First Leasing Corporation

STATEMENTS OF EARNINGS
(in thousands, except per share amounts)
(Unaudited)

	Three Months Ended December 31,		Percent Change	Six Months Ended December 31,		Percent Change
	2021	2020		2021	2020	
Finance & loan income	$ 597	$ 1,091	(45.3) %	$ 1,262	$ 1,957	(35.5) %
Dividend income	1,121	594	88.7 %	2,023	1,021	98.1 %
Investment interest income	2	44	(95.5) %	9	117	(92.3) %
Total interest & dividend income	1,720	1,729	(0.5) %	3,294	3,095	6.4 %
Interest expense on deposits	-	12	(100.0) %	-	33	(100.0) %
Net interest & dividend income	1,720	1,717	0.2 %	3,294	3,062	7.6 %
Release of (provision for) reserves for credit losses	-	150	(100.0) %	100	50	100.0 %
Net interest & dividend income after reserves for credit losses	1,720	1,867	(7.9) %	3,394	3,112	9.1 %
Non-interest income						
Operating & sales-type lease income	69	135	(48.9) %	111	338	(67.2) %
Gain on sale of leases, loans & leased property	130	74	75.7 %	143	2,155	(93.4) %
Gain on equity securities	21,266	16,957	25.4 %	11,717	16,565	(29.3) %
Other fee income	144	17	747.1 %	316	31	919.4 %
Total non-interest income	21,609	17,183	25.8 %	12,287	19,089	(35.6) %
Non-interest expenses						
Compensation & employee benefits	490	797	(38.5) %	1,096	1,615	(32.1) %
Occupancy	25	49	(49.0) %	52	100	(48.0) %
Professional and IT services	123	170	(27.6) %	270	363	(25.6) %
FDIC and regulatory fees	-	16	(100.0) %	-	(76)	(100.0) %
Other general & administrative	63	79	(20.3) %	127	155	(18.1) %
Total non-interest expenses	701	1,111	(36.9) %	1,545	2,157	(28.4) %
Earnings before income taxes	22,628	17,939	26.1 %	14,136	20,044	(29.5) %
Income taxes	6,349	2,848	122.9 %	3,614	3,515	2.8 %
Net earnings	$ 16,279	$ 15,091	7.9 %	$ 10,522	$ 16,529	(36.3) %
Basic earnings per common share	$ 1.58	$ 1.47	7.9 %	$ 1.02	$ 1.61	(36.3) %
Weighted average common shares outstanding	10,284	10,284		10,284	10,284	

∗ For periods prior to February 26, 2021, financial statements represent the consolidation of California First National Bancorp and subsidiaries, California First National Bank and California First Leasing.

STATEMENTS OF CASH FLOWS *
(Unaudited, in thousands)

	Six Months Ended December 31,	
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net (Loss) Earnings	$ 10,522	$ 16,529
Adjustments to reconcile net earnings to cash flows provided by (used for) operating activities:		
(Release of) provision for credit losses	(100)	(50)
Depreciation and net amortization	24	90
Gain on sale of leased property and sales-type lease income	(137)	(2,127)
Gains on equity securities, net	(11,717)	(16,565)
Deferred income taxes, including income taxes payable	3,251	2,839
Decrease in income taxes receivable	355	-
Net decrease in accounts payable and accrued liabilities	(220)	(726)
Other, net	(353)	82
Net cash provided by operating activities	1,625	72
CASH FLOWS FROM INVESTING ACTIVITIES:		
Investment in leases, loans and transactions in process	(3,187)	(22,024)
Payments received on lease receivables and loans	11,885	24,062
Proceeds from sales of leased property and sales-type leases	396	2,504
Purchase of equity securities	(41,343)	(48,045)
Pay down on investments	-	452
Proceeds from sale of equity securities	11,879	7,855
Net decrease in other assets	59	64
Net cash used for investing activities	(20,311)	(35,132)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net decrease in time certificates of deposit	-	(3,339)
Net decrease in demand and savings deposits	-	(10,820)
Dividends to stockholders	(5,759)	(5,553)
Net cash used for financing activities	(5,759)	(19,712)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(24,445)	(54,772)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	37,045	154,123
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 12,600	$ 99,351
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Decrease in lease rentals assigned to lenders and related non-recourse debt	$ (357)	$ (357)
Estimated residual values recorded on leases	$ (19)	$ (716)
Interest paid on deposits	$ -	$ 35
Income taxes paid	$ 8	$ 676

* For periods prior to February 26, 2021, financial statements represent the consolidation of California First National Bancorp and subsidiaries, California First National Bank and California First Leasing.

ITEM 4: MANAGEMENT'S DISCUSSION OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

On February 26, 2021, California First National Bancorp completed the sale of California First National Bank ("Bank"), merged its California First Leasing subsidiary into itself and changed its name to "California First Leasing Corporation." The Company leases and finances capital assets to businesses and other commercial or non-profit organizations throughout the United States, while its UniversityLease unit focuses on the financing needs of colleges and universities. The Company actively invests available liquidity in equity securities.

The Company's periodic earnings can fluctuate widely due to including gains and losses on equity securities, including unrealized amounts that are determined based on stock prices on the last day of a fiscal quarter.

Selected Financial Data

	Three Months Ended December 31,		Six Months Ended December 31,	
	2021	**2020**	**2021**	**2020**
Income Statement	*(in thousands, except per share data)*			
Net interest income, net of provision	$ 1,720	$ 1,867	$ 3,394	$ 3,112
Net interest margin	2.90%	2.67%	2.79%	2.41%
Gains on equity securities	$ 21,266	$ 16,957	$ 11,717	$ 16,565
Total non-interest income	$ 21,609	$ 17,183	$ 12,287	$ 19,089
Net income	$ 16,279	$ 15,091	$ 10,522	$ 16,529
Earnings per share	$ 1.58	$ 1.47	$ 1.02	$ 1.61

	December 31,	September 30,	June 30,	December 31,
Balance Sheet	**2021**	**2021**	**2021**	**2020**
	($ in thousands)			
Cash and cash equivalents	$ 12,600	$ 30,847	$ 37,045	$ 99,351
Equity investments	$ 201,307	$ 163,495	$ 160,125	$ 108,094
Net investment in leases and loans	$ 32,110	$ 33,354	$ 39,030	$ 51,221
Total assets	$ 252,269	$ 234,801	$ 242,917	$ 263,878
Total deposits	$ -	$ -	$ -	$ 42,648
Stockholders' equity	$ 235,063	$ 224,544	$ 230,300	$ 210,599
Book value per share	$ 22.86	$ 21.83	$ 22.39	$ 20.48

For the three months ended December 31, 2021, CalFirstLease reported net income of $16.28 million that included a gain of $21.27 million on equity securities. Excluding the impact of equity securities, the Company's pre-tax earnings for the second quarter ended December 31, 2021 increased by 38.7% to $1.36 million from $982,000 in the same period of the year before. The increase reflected a $410,400 decrease in non-interest expenses partially offset by a negative $150,000 swing in the provision for credit losses.

Net earnings for the six months ended December 31, 2021 decreased 36% to $10.52 million and included gains of $11.7 million on equity securities compared to gains of $16.6 million on equity securities included for the first six months of fiscal 2021. Excluding the impact of security gains, the Company's pre-tax earnings for the first six months of fiscal 2022 declined by $1.06 million or 31% to $2.42 million. This decline included a $2.2 million or 90% decrease in income from end-of-term transactions partially offset by a $611,750 drop in non-interest expenses and a $282,500 increase in net interest income after release of reserves.

During the second quarter of fiscal 2022, lease bookings were $3.9 million, down from the $6.0 million booked during the second quarter of fiscal 2021. The prior year quarter also included $6.4 million of Main Street Loans funded. New lease originations of $21 million during the quarter included the brokering of a large lease, leaving the backlog of approved lease commitments of $3.8 million at December 31, 2021, down 41% from December 2020 and 29% from June 30, 2021. Transactions in process of $1.89 million at December 31, 2021 are up from $1.75 million at June 30, 2021 and from $537,900 at December 31, 2020.

Total assets of $252.3 million at December 31, 2021 increased 3.8% from $242.9 million at June 30, 2021 but were down 4.4% from $263.9 million at December 31, 2020. The sale of the stock of Bank in February 2021 resulted in the elimination of all deposit liabilities and approximately $61 million of assets at such date.


Statement of Earnings Analysis

Interest and Dividend Income

The following table presents the components of the increases (decreases) in interest and dividend income before provision for credit losses by volume and rate. *Comparisons of net interest income are limited by the sale of the Bank in February 2021 and the elimination of deposit expense from that point forward.*

(in thousands)	Quarter Ended December 31 2021 vs 2020			Six Months Ended December 31, 2021 vs 2020		
	Volume	Rate	Total	Volume	Rate	Total
Interest and dividend income						
Net investment in leases	$ (374)	$ (148)	$ (522)	$ (598)	$ (128)	$ (726)
Commercial loans	(1)	28	27	-	31	31
Equity securities	613	(86)	527	1,289	(287)	1,002
Interest-earning deposits with banks	(36)	(5)	(41)	(94)	(14)	(108)
	$ 202	$ (211)	(9)	$ 597	$ (398)	$ 199

The following table presents the Company's average balances, finance, loan and dividend income and interest earned or interest paid, the related yields and rates on major categories of the Company's earning assets and interest-bearing liabilities. Yields/rates are presented on an annualized basis.

($ in thousands)	Three months ended December 31, 2021			Three months ended December 31, 2020		
	Average Balance	Income	Yield/ Rate	Average Balance	Income	Yield/ Rate
Assets						
Income-earning assets						
Interest-earning deposits with banks	$ 19,393	$ 2	0.04%	$ 117,809	$ 43	0.15%
Equity securities	185,930	1,121	2.41%	91,553	594	2.60%
Commercial loans	3,433	60	6.99%	3,528	33	3.74%
Net investment in leases (1)	28,832	537	7.45%	44,603	1,059	9.50%
Total interest-earning assets	237,588	1,720	2.90%	257,493	1,729	2.69%
Other assets	7,169			7,989		
	$ 244,757			$ 265,482		
Liabilities and Shareholders' Equity						
Interest-bearing liabilities						
Demand and time deposits	-	-	-	44,374	12	0.11%
Non-interest-bearing demand deposits	-			850		
Other liabilities	17,346			16,970		
Shareholders' equity	227,411			203,288		
	$ 244,757			$ 265,482		
Net interest income		$ 1,720			$ 1,717	

(1) Average balance is based on daily balances, includes non-accrual leases, and is presented net of unearned income

Total interest and dividend income for the second quarter ending December 31, 2021 of $1.72 million was essentially flat as the increase in dividend income of $526,700 offset a reduction of $495,300 in finance and loan income and a $41,200 reduction in interest earned on deposits with banks.

- The increase in dividend income to $1.12 million for the second quarter of fiscal 2022 included a 103.1% increase in average securities balances to $185.9 million offset by an 18-basis point reduction in average yield to 2.41%.

- The decrease in finance income to $537,000 was due to a 35.4% decrease in average lease balances to $28.8 million and a 205-basis point decrease in the average yield to 7.45%. The prior year quarter benefitted from accelerated finance income from a large early lease termination that boosted the average yield by 226 basis points.

- Interest earned on deposits with banks was down 96% due to a $98.4 million or 83.5% decline in average balances to $19.4 million and a 10-basis point drop in average yield to 0.04%.


($ in thousands)	Six months ended December 31, 2021			Six months ended December 31, 2020		
	Average Balance	Income	Yield/ Rate	Average Balance	Income	Yield/ Rate
Assets						
Income-earning assets						
Interest-earning deposits with banks	$ 25,848	$ 9	0.07%	$ 128,117	$ 117	0.18%
Equity securities	176,276	2,023	2.30%	77,932	1,021	2.62%
Commercial loans	3,486	95	5.45%	3,519	64	3.64%
Net investment in leases (1)	30,777	1,167	7.58%	45,004	1,893	8.41%
Total interest-earning assets	236,387	3,294	2.79%	254,572	3,095	2.43%
Other assets	7,002			8,525		
	$ 243,389			$ 263,097		
Liabilities and Shareholders' Equity						
Interest-bearing liabilities						
Demand and time deposits	-	-	-	47,967	33	0.14%
Non-interest-bearing demand deposits	-			802		
Other liabilities	15,232			12,361		
Shareholders' equity	228,157			201,967		
	$ 243,389			$ 263,097		
Net interest income		$ 3,294			$ 3,062	

(1)   Average balance is based on daily balances, includes non-accrual leases, and is presented net of unearned income

For the first six months of fiscal 2022, total interest and dividend income increased 6.4% to $3.29 million from $3.09 million for the first six months of the prior year. This increase includes a $1.0 million increase in dividend income, offset by a $726,000 decline in direct finance income and fall in interest income.

- Finance income decreased by 38.4% to $1.17 million as the average investment in leases declined 31.6% to $30.8 million and the average yield earned decreased by 83 basis points to 7.58%. Excluding the benefit of accelerated finance income on early terminated leases from the prior year period, the rate increased 30 basis points.
- The $31,500 increase in commercial loan income was due to the recognition of deferred loan fees on a loan that paid off and increased the reported yield to 5.45%.
- Dividend income for the first six months of fiscal 2022 increased $1.0 million or 98.1% to $2.0 million as average equity security balances were 126.2% higher while the average yield declined by 32 basis points to 2.30%.
- A $107,900 decrease in interest income for the first six months of fiscal 2022 was due to a $102.3 million decrease in average cash balances at banks and an 11-basis point drop in yield.

Provision for Credit Losses
The credit portfolio continued to perform well, with no past due or non-accrual credits at December 31, 2021. During the 2022 second quarter, the Company made no provision for credit losses compared to releasing reserves of $150,000 in the 2021 second quarter. For the first six months of fiscal 2022, the release of $100,000 of reserves compared to a $50,000 release of reserves during the first six months of fiscal 2021. At December 31, 2021, the allowance for credit losses of $475,600, 1.46% of total leases and loans, is down 23% from $620,000 at June 30, 2021 and reflects the 18% decline in the lease portfolio since June 30, 2021 and the limited impact of pandemic related issues.

Non-interest Income
Non-interest income for the second quarter of fiscal 2022 of $21.61 million compared to $17.18 million for the second quarter of the prior year. This included a $21.27 million net gain on equity securities, including unrealized amounts arising from the change in the fair value at quarter end, compared to a $16.96 million gain recognized in the second quarter of fiscal 2021. Excluding equity gains from both periods, non-interest income for the second quarter of fiscal 2022 of $343,100 was up due to the recognition of an employee retention credit of $117,400.

Non-interest income of $12.29 million for the first six months of fiscal 2022 decreased 35.6% from $19.09 million reported in the first six months of fiscal 2021. The $6.8 million decrease reflects a $4.8 million decline in the six-month 2022 gain on equity securities to $11.7 million compared to a $16.57 gain on equity securities for the first six months of fiscal 2021. Excluding the equity gains, non-interest income for the first six months of fiscal 2022 of $570,300 was down 77.4% due to a $2.24 million decrease in income from end of term transactions, offset slightly by a $286,000 increase in other income related to employee retention credits.


Non-interest Expenses

The Company's non-interest expenses of $700,700 for the quarter ended December 31, 2021 were reduced by $410,400 or 36.9% from $1.11 million in the second quarter of fiscal 2021. The decrease included reductions of $306,900 in compensation and $103,500 in other direct expenses. For the six months ended December 31, 2021, non-interest expenses of $1.55 million declined 28.4% from $2.16 million for the same period of the prior year and included a $519,200 or 32.2% reduction in compensation costs and $169,000 decline in all other expenses.

Income Taxes

The Company's effective income tax rate increasingly reflects the benefit of the dividends-received deduction applicable to income from equity securities, and also varies due to changes in the mix of pre-tax earnings, the magnitude of gains or losses included in earnings from investments in equity securities, and underlying income tax rates applicable in various taxing jurisdictions. For the quarter ended December 31, 2021, the tax provision of $6.3 million included a provision of $263,000 accrued at 19.3% on lease and investment income and $6.09 million provision accrued at 28.6% on equity security gains. For the six months ended December 31, 2021, the tax provision of $3.6 million reflected a $3.3 million provision on equity gains, and benefited from a credit in the first quarter for a change in state apportionment on the deferred tax liability.

The Company's components of earnings and taxes are summarized as follows:

(dollars in thousands)	Three Months Ended December 31, 2021	Three Months Ended December 31, 2020	Six Months Ended December 31, 2021	Six Months Ended December 31, 2020
Pretax earnings				
Pretax earnings excluding securities gain (loss)	$ 1,362	$ 982	$ 2,419	$ 3,479
Gain (loss) on securities	21,266	16,957	11,717	16,565
Pretax (loss) earnings	22,628	17,939	14,136	20,044
Income taxes				
Income tax expense excluding securities gain (loss)	263	263	263	929
Income tax expense(benefit) on securities gain (loss)	6,086	4,850	3,351	4,737
Income tax valuation allowance	-	(2,265)	-	(2,151)
Net tax (benefit) expense	6,349	2,848	3,614	3,515
Net earnings				
Net earnings excluding securities gain (loss)	1,099	719	2,156	2,550
Net equity securities gain (loss)	15,180	14,372	8,366	13,979
Net earnings (loss)	$ 16,279	$ 15,091	$ 10,522	$ 16,529

Financial Condition Analysis

Total assets at December 31, 2021 of $252.3 million were up 3.8% from $242.9 million at June 30, 2021 but down 4.4% from December 31, 2020. The change since June 30, 2021 includes an increase of $41.2 million in the equity portfolio, offset by a $6.9 million decline in the net investment in leases and loans and a $24.4 million decrease in cash and due from banks.

Lease Portfolio

The net investment in leases and loans of $32.1 million at December 31, 2021 was down 17.7% from $39.0 million at June 30, 2021, and 37.3% from $51.2 million at December 31, 2020. During the six months ended December 31, 2021 and 2020, 100% of the new leases booked were retained in the Company's portfolio. The Company's net investment in leases consisted of the following:

	December 31, 2021	June 30, 2021
	(in thousands)	
Minimum lease payments receivable	$ 29,156	$ 36,417
Estimated residual value	2,557	2,798
Less unearned income	(2,515)	(3,178)
Net investment in leases before allowances	29,198	36,037
Less allowance for lease losses	(431)	(575)
Less valuation allowance for estimated residual value	(10)	(10)
Net investment in leases	$ 28,757	$ 35,452


The Company often makes payments to purchase leased property prior to the commencement of the lease. The lessee generally is obligated by the lease to make rental payments directly to the Company during the period that the transaction is in process, and contractually obligated to reimburse the Company for all disbursements under certain circumstances. Income is not recognized while a transaction is in process and prior to the commencement of the lease. At December 31, 2021, the Company's investment in property acquired for transactions in process of $1.89 million was up from $1.75 million at June 30, 2021 and from $537,900 at December 31, 2020. These commitments are binding and generally have expiration dates or termination clauses and are estimated to be completed within one year.

Commercial Loan Portfolio

The Company's net commercial loan portfolio decreased 6.3% during the first six months of fiscal 2022 to $3.35 million and consists of the following:

	December 31, 2021	June 30, 2021
	(in thousands)	
Commercial real estate loans	$ 3,188	$ 3,332
Commercial term loan participations	222	323
Total commercial loans	3,410	3,655
Less unearned income and discounts	(22)	(42)
Less allowance for loan losses	(35)	(35)
Net commercial loans	$ 3,353	$ 3,578

Commercial loans are reported at their outstanding unpaid principal balances reduced by the allowance for loan losses. The Company had no outstanding loan commitments at December 31 or June 30, 2021.

Asset Quality

As part of assessing and monitoring the performance of all leases and loans, the Company disaggregates the portfolio into four classes: 1) commercial leases, 2) education, government and non-profit leases, 3) commercial and industrial loans and 4) commercial real estate loans. The Company's credit process also classifies all leases and loans in accordance with a risk rating classification system consistent with regulatory models under which leases and loans may be rated as "pass", "special mention", "substandard", or "doubtful". The classification of the Company's lease and loan portfolios by class is as follows:

(in thousands)	Commercial Leases	Education Government Non-profit Leases	Commercial & Industrial Loans	Commercial Real Estate Loans	Total
As of December 31, 2021:					
Pass	$ 15,184	$ 12,174	$ 200	$ 3,188	$ 30,746
Special Mention	39	802	-	-	841
Substandard	937	62	-	-	999
Doubtful	-	-	-	-	-
	$ 16,160	$ 13,038	$ 200	$ 3,188	$ 32,586
Non-accrual	$ -	$ -	$ -	$ -	$ -
As of June 30, 2021:					
Pass	$ 19,250	$ 15,152	$ 281	$ 3,332	$ 38,015
Special Mention	230	-	-	-	230
Substandard	1,223	182	-	-	1,405
Doubtful	-	-	-	-	-
	$ 20,703	$ 15,334	$ 281	$ 3,332	$ 39,650
Non-accrual	$ -	$ -	$ -	$ -	$ -

There were no past due credits at December 31, 2021 or June 30, 2021, and no increase in non-performing assets during the quarter or six months ended December 31, 2021.

Allowance for Credit Losses

The allowance for credit losses provides coverage for probable and estimable losses in the Company's lease and loan portfolios. The allowance recorded is based on a quarterly review of all leases and loans outstanding and transactions in process. Lease receivables, loans or residuals are charged off when they are deemed completely uncollectible. The determination of the appropriate amount of any provision is based on management's judgment at that time and takes into consideration all known relevant internal and external factors that may affect the portfolios.


The allowance for credit losses of $476,000 at December 31, 2021 decreased $144,000 when compared to June 30, 2021, and was reduced by $392,000 from $868,000 at December 31, 2020. The Company considers the allowance for credit losses at December 31, 2021 adequate to cover losses specifically identified as well as inherent in the lease and loan portfolios. However, no assurance can be given that the Company will not, in any particular period, sustain credit losses that are sizeable in relation to the amount reserved, or that subsequent evaluations of the lease and loan portfolio, in light of factors then prevailing, will not require significant increases in the allowance for credit losses. Among other factors, economic, and political actions may have an adverse impact on the adequacy of the allowance for credit losses by increasing credit risk and the risk of potential loss even further.

	Six months ended December 31,	
	2021	**2020**
	(dollars in thousands)	
Net investment in leases and loans before allowance	$ 32,586	$ 52,089
Allowance for credit losses at beginning of period	$ 620	$ 918
Charge-off of lease receivables	(44)	-
Recovery of amounts previously written off	-	-
Release of (provision for) reserves for credit losses	(100)	(50)
Allowance for credit losses at end of period	$ 476	$ 868
Components of allowance for credit losses:		
Allowance for lease losses	$ 431	$ 782
Residual valuation allowance	10	25
Allowance for loan losses	35	61
	$ 476	$ 868
Allowance for credit losses as a percent of net investment in leases and loans before allowances	1.46%	1.67%

The balances and activity in the allowance by portfolio segment for the six months ended December 31, 2021 and December 31, 2020 are presented in the following table:

(in thousands)	Commercial Leases	Education Government Non-profit Leases	Commercial & Industrial Loans	Commercial Real Estate Loans	Total
Six months ended December 31, 2021:					
Balance beginning of period	$ 448	$ 137	$ 5	$ 30	$ 620
Charge-offs	(44)	-	-	-	(44)
Recoveries	-	-	-	-	-
Release of reserves	(75)	(25)	-	-	(100)
Balance end of period	$ 329	$ 112	$ 5	$ 30	$ 476
Six months ended December 31, 2020:					
Balance beginning of period	$ 638	$ 219	$ -	$ 61	$ 918
Charge-offs	-	-	-	-	-
Recoveries	-	-	-	-	-
Provision	(50)	-	-	-	(50)
Balance end of period	$ 588	$ 219	$ -	$ 61	$ 868

Liquidity and Capital Resources

Following the sale of the Bank in February 2021, the Company no longer has access to bank deposits as a funding source and will rely on its existing cash and security balances, internally generated funds and non-recourse debt. During the six months ended December 31, 2021, the equity securities portfolio increased by 25.7% to $201.3 million, while the Company's cash and cash equivalents decreased from $37.0 million to $12.6 million at December 31, 2021.

Equity Securities
The equity securities portfolio consists of common stock holdings of public companies with readily available prices and is carried at fair value. During the first six months of fiscal 2022, the Company invested $41.3 million in 12 existing holdings and 8 new positions. It also sold 3 positions for $11.9 million, realizing a net loss of $132,400. The aggregate fair market value of the equity securities of $201.3 million at December 31, 2021 included approximately $40.6 million of net unrealized gains, an increase of $11.7 million from net unrealized gains of $28.7 million at June 30, 2021.


Investments in equity securities as of December 31, 2021 and June 30, 2021 are summarized by primary industry sector in the table below.

(in thousands)	Cost Basis	Unrealized Gains	(Losses)	Fair Value
as of December 31, 2021				
Commercial / Industrial	$ 70,195	$ 26,008	$ (755)	$ 95,448
Consumer	45,549	5,865	(3,438)	47,976
Financial	14,943	5,117	-	20,060
Healthcare	30,025	8,619	(821)	37,823
Total equity securities	$ 160,712	$ 45,609	$ (5,014)	$ 201,307
as of June 30, 2021				
Commercial / Industrial	$ 53,950	$ 15,661	$ (435)	$ 69,176
Consumer	39,576	3,038	(16)	42,598
Financial	10,966	4,552	-	15,518
Healthcare	26,888	5,945	-	32,833
	$ 131,380	$ 29,196	$ (451)	$ 160,125

An additional source of liquidity for financing the lease portfolio comes from selling, participating or assigning certain lease term payments to banks or other financial institutions. The Company also has the ability to borrow under an investment margin account from the brokerage firm that holds the equity securities owned by the Company. Any such borrowing would provide the firm with a perfected security interest in the equity securities held by the firm as collateral. The Company has not made any borrowings under this facility. The amount available for borrowing is based on the market value of the equity security portfolio and fluctuates depending on the value of the underlying securities.

The need for cash for operating activities will fluctuate as the Company expands or contracts. The Company believes that existing cash and security balances, cash flow from operations, and cash flows from its financing and investing activities, will be sufficient to meet its foreseeable needs.

Market Risk Disclosure

Equity securities of $201.3 million at December 31, 2021 represent a significant portion, 79.8%, of the Company's assets at such date. CalFirstLease has been investing available liquidity in public equities to the current extent only since March 2017. Since that time, stock price volatility has been significant and is expected to continue. Equity securities gains and losses, whether realized through sales or unrealized due to changes in market prices, have caused and will continue to cause significant volatility in periodic earnings. At December 31, 2021, no individual stock accounted for more than 8% of the total fair value of equity securities. Management believes the Company's significant levels of stockholders' equity and liquidity help mitigate risks related to market volatility.

ITEM 5:	**Legal Proceedings**	None
ITEM 6:	**Default under senior securities**	Not applicable
ITEM 7:	**Other information**	None
ITEM 8:	**Exhibits**	None


ITEM 9: **Certifications**

I, Patrick E. Paddon, Chief Executive Officer, certify that:

1. I have reviewed this quarterly disclosure statement of California First Leasing Corporation:
2. Based on my knowledge, this disclosure statement does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this disclosure statement; and
3. Based on my knowledge, the financial statements, and other financial information included or incorporated by reference in this disclosure statement, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this disclosure statement.

January 25, 2021

Patrick E. Paddon
Chief Executive Officer

I, S. Leslie Jewett, Chief Financial Officer, certify that:

1. I have reviewed this quarterly disclosure statement] of California First Leasing Corporation:
2. Based on my knowledge, this disclosure statement does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of thecircumstances under which such statements were made, not misleading with respect to the periodcovered by this disclosure statement; and
3. Based on my knowledge, the financial statements, and other financial information included or incorporated by reference in this disclosure statement, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this disclosure statement.

January 25, 2021

S. Leslie Jewett
Chief Financial Officer